Exhibit 99.1

BIONOMICS LIMITED

ACN 075 582 740

Notice of Annual General Meeting Explanatory Statement and Proxy Form

Date of Meeting:

Thursday, 30 November 2023

Time of Meeting:

9.30am (Adelaide Time, ACDT)

This meeting will be held virtually via an online platform. Further information regarding participation in the meeting is set out on page 2 of this document. If you are a Shareholder who wishes to attend and participate in the virtual meeting, please follow the instructions outlined in this Notice of Meeting. Shareholders are strongly encouraged to lodge their completed Proxy Forms in accordance with the instructions in this Notice of Meeting.

1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (AGM or Meeting) of Shareholders of Bionomics Limited (Company) will be held on Thursday, 30 November 2023 at 9.30am (ACDT).

Legislative changes to the Corporations Act 2001 (Cth) mean there are new options available to Shareholders as to how communications from the Company can be received. The Company will not be dispatching physical copies of meeting documents and notices, including the Notice of Meeting, unless you request a physical copy to be posted to you.

The Notice of Meeting and accompanying Explanatory Statement (Meeting Materials) are being made available to Shareholders electronically. This means that:

•
You can access the Meeting Materials online at the Company’s website www.bionomics.com.au or at the Company’s share registry’s online voting site, Investor Vote at www.investorvote.com.au.
•
If you have provided an email address and have elected to receive electronic communications from the Company, you will receive an email to your nominated email address with a link to an electronic copy of the Meeting Materials and the voting instruction form.

Shareholders can still elect to receive some or all of their communications in physical or electronic form, or elect not to receive certain documents such as annual reports. To review your communications preferences, or sign up to receive your Shareholder communications via email, please update your details at www.investorcentre.com. If you have not yet registered as a member of Investor Centre, you will need your Shareholder information including SRN details.

Lodging your vote before the Meeting

If you elected to receive your Notice of Meeting and voting form electronically and have provided Computershare with your email address, you will have received an email with a link to the Computershare Investor Vote website: www.investorvote.com.au. You will need your SRN and your postcode, or country of the registered holding for non-Australian holders, to submit your proxy appointment.

Shareholders who have not elected to receive their Notices of Meetings electronically will either receive a paper Notice and Access communication in the mail that will provide details on how to access the Notice of Meeting online or, if elected, a paper Notice of Meeting and proxy form.

Proxies may be lodged in the following ways:

Online www.investorvote.com.au

(by following the instructions set out on the website)

Facsimile (in Australia) 1800 783 447

(outside Australia) +61 3 9473 2555

Mail Bionomics Share Registrar

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne, Victoria 3001

A proxy appointment (and the power of attorney or other authority under which it is signed, if any) must be received by Computershare’s Share Registry, no later than being 9:30 am (ACDT) on Tuesday, 28 November 2023.

Intermediary Custodian voting: for intermediary online subscribers only (Custodians), please submit your voting intentions at www.intermediaryonline.com.

The Company will conduct a poll on each resolution presented at the Meeting.

Bionomics Limited Notice of Annual General Meeting 2

How to participate in the Meeting

You can participate in the Meeting online using your smartphone, tablet or computer. To participate:

1)
Go to the following website: https://meetnow.global/MD2RSTK.
2)
Click on ‘Join Meeting Now’.
3)
Enter your SRN. Proxyholders will need to contact Computershare prior to the Meeting to obtain their login details.
4)
Enter your postcode registered to your holding if you are an Australian Shareholder. If you are an overseas Shareholder, select the country of your registered holding from the drop-down list.
5)
Accept the Terms and Conditions and ‘Click Continue’.

Online registration will open one hour before the Meeting. You can view the Meeting live and also ask questions and cast direct votes at the appropriate times while the meeting is in progress. Follow the instructions on the screen to view the Meeting, ask a question and cast your vote. We have also prepared a detailed Computershare Meeting Online User Guide which is available at www.computershare.com.au/virtualmeetingguide.

You do not need to be a Shareholder or proxyholder to view the Meeting online. Access the Meeting using the above website address and select the option to register as a ’Guest’. Only Shareholders who validly login to the online Meeting can ask questions and vote. If you are a Shareholder and wish to lodge your vote in advance of the Meeting, you can do so online at www.investorvote.com.au.

How to ask Questions

We welcome questions from Shareholders before and during the Meeting. Questions should relate to matters relevant to the business of the Meeting.

To ask a question before the Meeting

Shareholders can submit their questions in advance of the meeting by submitting a question when voting online prior to the Meeting (at www.investorvote.com.au).

To ask a question during the Meeting

If you are attending online at https://meetnow.global/MD2RSTK, then follow the instructions in the platform on how to ask a question. The Chair of the Meeting will endeavour to address the more frequently raised themes during the course of the Meeting. Please note that individual responses will not be sent to Shareholders.

The Company will address relevant questions during the Meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

Technical Difficulties

Technical Difficulties may arise during the course of the virtual Meeting. The Chair has discretion as to whether and how the Meeting should proceed in the event that a technical difficulty arises. In exercising this discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected.

Where the Chair considers it appropriate, the Chair may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a proxy by 9:30 am (ACDT) on Tuesday, 28 November 2023 even if they plan to attend online.

Any Shareholders who wish to attend the Meeting virtually should therefore monitor the Company’s website for any updates about the Meeting. If it becomes necessary or appropriate to make alternative arrangements for the holding or conducting of the meeting, the Company will make further information on its website at www.bionomics.com.au.

Holders of American Depositary Shares (ADS)

If you hold American Depositary Shares you should contact the registered holder of the underlying shares, the custodian or broker or whoever administers the investment on your behalf in relation to exercising voting and/or participation rights that may be applicable to the American Depositary Shares. Citibank N.A,. the Depositary for the American Depositary Shares can be contacted at 1-877-CITI-ADR (1-877-248-4237).

This Notice of General Meeting and Explanatory Statement should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional advisor without delay.

Bionomics Limited Notice of Annual General Meeting 3

BIONOMICS LIMITED

ACN 075 582 740

Registered office: 200 Greenhill Road, Eastwood, SA 5063

AGENDA

The Explanatory Statement and Proxy Form which accompany and form part of this Notice, include defined terms and describe in more detail the matters to be considered. Please consider this Notice, the Explanatory Statement and the proxy form in their entirety.

ORDINARY BUSINESS

Receipt and consideration of Accounts & Reports

To receive and consider the Statutory Accounts of the Company including the Directors’ Report and Auditor’s Report for the financial year ended 30 June 2023.

Note: There is no requirement for Shareholders to approve these reports. Accordingly, no resolution will be put to Shareholders on this item of business.

Resolution 1: Re-election of Mr Aaron Weaver as a Director of the Company

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That pursuant to and in accordance with the Company’s Constitution and for all other purposes, Mr Aaron Weaver, Director, who was elected as a Director on 26 August 2020, retires by rotation and being eligible offers himself for re-election, be re-elected as a Director.”

Resolution 2: Re-election of Dr Jane Ryan as a Director of the Company

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That pursuant to and in accordance with the Company’s Constitution and for all other purposes, Dr Jane Ryan, Director, who was elected as a Director on 20 November 2020, retires by rotation and being eligible offers herself for re-election, be re-elected as a Director.”

Resolution 3: Re-election of Dr Errol De Souza as a Director of the Company

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That pursuant to and in accordance with the Company’s Constitution and for all other purposes, Dr Errol De Souza, Director, who was appointed as a Director on 28 February 2008, retires by rotation and being eligible offers himself for re-election, be re-elected as a Director.”

By the order of the Board

Rajeev Chandra

Company Secretary

Dated: 27 October 2023

Bionomics Limited Notice of Annual General Meeting - Agenda 4

Notes

1.
Entire Notice: The details of the Resolutions contained in the Explanatory Statement accompanying this Notice of Meeting should be read together with, and form part of, this Notice of Meeting.
2.
Record Date: The Company has determined that for the purposes of the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 7.00pm (ACDT) on the date 48 hours before the date of the Annual General Meeting. Only those persons will be entitled to vote at the Annual General Meeting and transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.
3.
Proxies
(a)
Votes at the Annual General Meeting may be given personally or by proxy, attorney or representative.
(b)
Each Shareholder has a right to appoint one or two proxies.
(c)
A proxy need not be a Shareholder of the Company.
(d)
If a Shareholder is a company, it must execute under its common seal or otherwise in accordance with its constitution or the Corporations Act.
(e)
Where a Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
(f)
If a Shareholder appoints two proxies, and the appointment does not specify the proportion or number of the Shareholder’s votes, each proxy may exercise half of the votes. If a Shareholder appoints two proxies, neither proxy may vote on a show of hands.
(g)
A proxy must be signed by the Shareholder or his or her attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed in accordance with the corporation’s constitution and the Corporations Act.
(h)
To be effective, Proxy Forms must be received by the Company’s share registry (Computershare Investor Services Pty Ltd) no later than 48 hours before the commencement of the Annual General Meeting, being no later than 9:30am (ACDT) on Tuesday, 28 November 2023. Any proxy received after that time will not be valid for the AGM.
4.
Voting Online
(a)
Shareholders may also cast their vote via proxy online by visiting www.investorvote.com.au (and by following the instructions set out on the website). Shareholders who elected to receive their Notice of Meeting and Proxy Form electronically or have provided the Company with their email address will have received an e-mail with a link to the www.investorvote.com.au website.
(b)
Shareholders will need a specific six-digit control number to vote online. This number is located on the front of the Proxy Form sent to Shareholders who were not included in the email broadcast.
(c)
For custodian voting for Intermediary Online subscribers only (custodians), please visit www.intermediaryonline.com to submit your voting intentions.
5.
Corporate Representative

Any corporate shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company and/or registry in advance of the Meeting or handed in at the Meeting when registering as a corporate representative.

6.
How the Chair will vote Undirected Proxies

The Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions, except Resolution 3. The Chair will vote undirected proxies against Resolution 3 in relation to the re-election of Dr De Souza.

7.
Enquiries

Shareholders are invited to contact the Company Secretary at CoSec@bionomics.com.au if they have any queries in respect of the matters set out in these documents.

Bionomics Limited Notice of Annual General Meeting - Agenda 5

EXPLANATORY STATEMENT

Purpose of Information

This Explanatory Statement (Explanatory Statement) accompanies and forms part of the Company’s Notice of Annual General Meeting (Notice) for the 2023 Annual General Meeting (Meeting) that will be held virtually via an online meeting platform at 9.30am (ACDT) on Thursday, 30 November 2023.

The Notice incorporates, and should be read together, with this Explanatory Statement.

Receipt and consideration of Statutory Accounts & Reports

A copy of the Statutory Accounts for the financial year ending 30 June 2023, which incorporates the Company's Financial Report, Directors’ Report and the Auditor’s Report, is not enclosed as there is no longer a requirement for the Company to incur the printing and distribution cost associated with doing so for all Shareholders. You may obtain a copy of the Statutory Accounts free of charge in hard copy form by contacting the Company by phone at +61 8 8150 7400, and you may request that this occurs on a standing basis for future years.

Alternatively, you may access the Statutory Accounts at the Company's website: https://www.bionomics.com.au/. It is noted that no resolution or vote is required on these reports at the Meeting.

Shareholders will have the opportunity to ask questions about or make comments on the 2023 Statutory Accounts and the management of the Company. The Company’s auditor will be invited to attend the Meeting and to answer questions about the audit of the Company’s 2023 Statutory Accounts.

Resolution 1: Re-election of Mr Aaron Weaver as a Director of the Company

Background

Mr Aaron Weaver was appointed as a Director of the Company on 6 July 2020. Mr Weaver retires by rotation in accordance with the Company’s Constitution and being eligible, offers himself for re-election as a Director.

Mr Weaver is a consultant at Apeiron Investments Group Ltd (Apeiron), focused on the life sciences and technology sector. From 2013 - 2017, Mr Weaver was an investment banker at Credit Suisse Group AG in London within the Capital Markets Solutions team, advising on capital structuring and issuances for a full spectrum of corporate issuers from pre-revenue companies to public listed companies. He was a capital markets solicitor at Allen & Overy LLP, London from 2007 - 2013. Mr Weaver currently serves on the board of Bionomics as Apeiron’s nominee. He holds a Master of Law from the Queensland University of Technology. He is a Chartered Financial Analyst (CFA) and was a registered solicitor in the United Kingdom.

Mr Weaver is currently a director of Alto Neuroscience and Rejuveron Life Sciences AG.

Board Recommendation

The Board (with Mr Aaron Weaver abstaining), recommends that Shareholders vote in favour of the re-election of Mr Aaron Weaver.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 6

Resolution 2: Re-election of Dr Jane Ryan as a Director of the Company

Background

Dr Jane Ryan was appointed as a Director of the Company on 1 October 2020 and elected to the Board by Shareholders at the Company’s 2020 AGM. Dr Ryan retires by rotation in accordance with the Company’s Constitution and being eligible, offers herself for re-election as a Director.

Dr Ryan has over 30 years of international experience in the pharmaceutical and biotechnology industries having worked in Australia, US and UK. She has held senior executive roles in management of research and development programs as well as business development and alliance management. Throughout her career, she has led many successful fundraising campaigns and licensing initiatives including the awarding of a $230m US Government contract.

Board Recommendation

The Board (with Dr Jane Ryan abstaining), recommends that Shareholders vote in favour of the re-election of Dr Jane Ryan.

Resolution 3: Re-election of Dr Errol De Souza as a Director of the Company

Background

Dr Errol De Souza was appointed as a Director of the Company on 28 February 2008. Following his transition from Managing Director to Non-Executive Director in January 2023, Dr Errol De Souza retires by rotation in accordance with the Company’s Constitution, and being eligible, offers himself for re-election as a Director.

Dr De Souza is a leader in the development of therapeutics for treatment of central nervous system (CNS) disorders. He has substantial experience as an executive in the biopharmaceutical industry, having founded companies (Neurocrine Biosciences Inc.) and served as President and CEO of several public biotech companies (Biodel Inc; Synaptic Pharmaceutical Corp.), in addition to several private biotech companies (Archemix Corp. and Neuropore Therapies Inc.). Over Dr De Souza’s career, he has served in a number of high-ranking R&D roles, including SVP and US head of R&D for Aventis (1998-2002), co-founder and EVP of R&D at Neurocrine (1992-1998) and Head of CNS at DuPont Merck (1990–1992).

Dr De Souza has served on multiple editorial boards, National Institutes of Health Committees and currently serves as Chair of Cyclerion Therapeutics (Nasdaq:CYCN) and a director of Royalty Pharma plc (Nasdaq:RPRX). He has previously served on the board of directors of several public companies including Catalyst Biosciences, Inc. (Nasdaq:CBIO), IDEXX Laboratories, Inc (Nasdaq:IDXX), Neurocrine Biosciences, Inc (Nasdaq:NBIX), Palatin Technologies, Inc (NYSE:PTN) and Synaptic Pharmaceuticals Corp (Nasdaq:SNAP).

Board Recommendation

The Board makes no recommendation with respect to the re-election of Dr Errol De Souza.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 7

GLOSSARY

The following terms have the following meanings in this Explanatory Statement:

“$” means Australian Dollars;

“ACDT” means Australian Central Daylight Time;

“AGM” means annual general meeting;

“Auditor’s Report” means the auditor’s report on the Financial Report;

“Board” means the Directors acting as the board of Directors of the Company or a committee appointed by such board of Directors;

“Chair” means the person appointed to chair the Meeting of the Company convened by the Notice;

“Company” means Bionomics Limited ACN 075 582 740;

“Constitution” means the constitution of the Company as at the date of the Meeting;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Director” means a Director of the Company;

“Directors’ Report” means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities;

“Explanatory Statement” means the explanatory statement which forms part of the Notice;

“Financial Report” means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities;

“Meeting” has the meaning given in the introductory paragraph of the Notice;

“Notice” means this Notice of Meeting including the Explanatory Statement;

“Proxy Form” means the proxy form attached to the Notice;

“Resolution” means a resolution referred to in the Notice;

“Section” means a section of the Explanatory Statement;

“Share” means a fully paid ordinary share in the capital of the Company;

“Shareholder” means a shareholder of the Company; and

“Statutory Accounts” means the Directors’ Report, the Financial Report, and Auditor’s Report, in respect to the year ended 30 June 2023.

Bionomics Limited Notice of Annual General Meeting - Glossary 8